UNITED STATES
               SECURITIES AND EXCHANGE COMMISSION
                     Washington, D.C. 20549


                           FORM 12b-25
                   NOTIFICATION OF LATE FILING

                                       SEC FILE NUMBER: 0-23420
                                                       ---------
                                       CUSIP NUMBER:  74756P-10-5
                                                      -----------
                          (Check One):

[ X ]     Form 10-K   [     ]   Form 20-F   [     ]   Form 11-K
[   ]     Form 10-Q   [     ]   Form N-SAR  [     ]   Form N-CSR

For Period Ended:  October 31, 2004
                  ------------------

     [  ] Transition Report on Form 10-K
     [  ] Transition Report on Form 20-F
     [  ] Transition Report on Form 11-K
     [  ] Transition Report on Form 10-Q
     [  ] Transition Report on Form N-SAR

For the Transition Period Ended:_____________________________

______________________________________________________________
Read Instruction (on back page) Before Preparing Form.
Please Print or Type.

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
______________________________________________________________
If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

______________________________________________________________
PART I-REGISTRANT INFORMATION

     Quality Dining, Inc.
     -----------------------
     Full Name of Registrant

     N/A
     -------------------------
     Former Name if Applicable

     4220 Edison Lakes Parkway
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     Address of Principal Executive Office (Street and Number)

     Mishawaka, Indiana 46545
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     City, State and Zip Code

PART II-RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to
Rule 12b-25(b), the following should be completed.  (Check box if
appropriate)   [X]

     (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

     (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K,
          Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

     (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III-NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, and N-CSR, or the transition report or portion thereof, could not be filed within the prescribed period.

Quality Dining, Inc. (the "Company") leases a substantial number of properties on which significant improvements have been constructed. Several other publicly-traded restaurant companies have recently announced that they have restated, or intend to restate, previously issued financial statements to correct errors in lease accounting. The Company is currently reviewing its accounting treatment for leases under SFAS No. 13, including depreciation of related leasehold improvements. The Company has not yet determined whether its historical financial statements regarding this issue will require modification.

If the Company determines that its historical accounting treatment in this regard requires modification, adjustments to the fiscal 2004 financial statements and one or more prior fiscal years may be required. Because the Company and its Audit Committee have not yet made a determination on this matter, the Company is unable to complete the preparation of the Company's financial statements for the year ended October 31, 2004 prior to the prescribed due date of January 31, 2005 for the related Form 10-K.




PART IV-OTHER INFORMATION

     (1) Name and telephone number of person to contact in regard to this notification

          John C. Firth   (574)          271-4600
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          (Name)       (Area Code)  (Telephone Number)

     (2)    Have all other periodic reports required under
       section 13 or 15(d) of the Securities Exchange Act of 1934 or section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).
       [X]Yes   [  ]  No

     (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or
       portion thereof? [  ] Yes    [ X ]  No*

       If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

       *As described above under "PART III - NARATIVE," the
       Company has not yet determined the impact, if any, that its current review and evaluation will have on its results of operations.


                         Quality Dining, Inc.
                -------------------------------------------
               (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: January 31, 2005       By:  /s/ John C. Firth
                                 _____________________________
                                 John C. Firth
                                 Executive Vice President and
                                 General Counsel



INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.